FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 23, 2008

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release dated 23 December 2008

Item 1

PRESS RELEASE
23 December 2008

"ABN AMRO Bank N.V. (ABN) refers to the press release issued by The Royal Bank of Scotland Group plc (RBS)  dated 15 December 2008 (the "RBS Press Release") in which RBS said it had exposure through trading and collateralised lending to funds of hedge funds invested with Bernard L Madoff Investment Securities LLC.  The exposures referred to in the RBS Press Release are trading and collateralised lending exposures of ABN which for the purposes of financial reporting are consolidated into the accounts of RBS.

For further information contact

Richard O'Connor
Head of Investor Relations RBS
Telephone +44 (0) 20 7672 1758
Investor Relations

Carolyn McAdam
Group Head of Media Relations
0131 523 2055
Mobile 00 44 7796 274968
Fax 0131 626 0742
e-mail - carolyn.mcadam@rbs.com
Media Relations

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. These forward-looking statements speak only as of the date of this announcement. The information contained in this release subject to change without notice and, subject to compliance with applicable law, ABN assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein."

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	December 23, 2008	By:	/s/ Petri Hofste
			Name:	P.H.M. Hofste
			Title:	Chief Accounting Officer

		By:	/s/ T. Bout
			Name:	T. Bout
			Title:	Group Reporting and Accounting Policy